Exhibit 99.1

OPERATING AND FINANCIAL REVIEW OF TRITERRAS INC. AND ITS SUBSIDIARIES.

The following discussion and analysis is intended to help investors understand the significant factors affecting our results of operations, financial condition, liquidity and capital resources.  You should read this discussion together with our unaudited financial statements and related notes in Exhibit 99.2 of this Form 6-K.  Also read our audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the fiscal year ended February 28, 2021 (“2021 Form 20-F”). The following discussion and analysis contain forward-looking statements that reflect our plans, estimates and beliefs. Actual results could differ materially from those discussed in the forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the 2021 Form 20-F.

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of our unaudited consolidated financial statements as of August 31, 2021 and for the six months ended August 31, 2021 and August 31, 2020.

Our interim results of operations are not necessarily indicative of the results to be expected for the full fiscal year.

Overview

We facilitate trading, trade finance, supply chain financing and the provision of credit insurance by insurers, for small to medium-sized enterprises (“SMEs”) using Kratos™, our internally developed innovative blockchain-enabled technology platform.  Kratos™ is a diversified platform built to address the needs of SMEs in the trading and trade finance community by connecting traders and lenders and enabling them to transact online, solving mission critical problems for this historically underserved market.  Kratos™ enables SMEs and other parties to trade and find short term trade financing for their purchases while in transit and prior to delivery.  We believe Kratos™ is one of the world’s first large-scale (as measured by Total Transaction Volume, as defined below) blockchain-enabled trade and trade finance platforms and provides us with a first mover advantage to address the complexities and challenges in trade and finance for SMEs.

Unless stated otherwise or unless the context otherwise requires, (i) references herein to the “Company” are to Triterras, Inc., whereas references herein to “Group,” “Triterras,” “we,” “us,” or “our” are to Triterras, Inc. and its subsidiaries; and (ii) all amounts presented herein are in U.S. Dollars.

A.	Operating Results

Key Operating Metrics

We evaluate our performance through key operating metrics, including:

•	The dollar volume of trades and the trade finance transactions facilitated by the Kratos™ Platform (“Total Transaction Volume”);
•

The dollar volume of trades facilitated by the Kratos™ Platform (“Transaction Volume”) is a function of the number of clients and the frequency by which they transact on our platform, and to some extent commodity prices;

•

The dollar volume of trade finance transactions facilitated by the Kratos™ Platform (“Trade Finance Volume”) is a function of the availability of funding at competitive rates provided by our lender clients on our platform, and can be impacted by the availability of credit insurance. Trade Finance Volume is primarily driven by Transaction Volume, though a small portion of Trade Finance Volume can be due to transactions that are not processed by the Trade Finance sub-module;

•	The ratio of Trade Finance Volume to Transaction Volume (“Financing Ratio”), approximates the rate at which our Trade Discovery sub-module users seek financing via our Trade Finance sub-module; and
•

“Average Transaction Fees” charged for both the Trade Discovery sub-module and Trade Finance sub-module. In the medium term we expect transaction fees to moderately decrease due to competitive pressures, which we expect will be offset by increasing Total Transaction Volume.

The table below sets forth our Total Transaction Volume, Average Transaction Fee and Financing Ratio for the periods indicated:

	Six months ended August 31, 2021	Six months ended August 31, 2020
Total Transaction Volume (in millions)	$4,033.9	$4,968.5
Average Transaction Fee (%)	0.57	0.48
Financing Ratio (%)	36.4	21.4

Kratos™ and COVID-19

The COVID-19 pandemic has impacted the business of some of our original customers more than others of our customers and, correspondingly, is resulting in a changing composition of our customer base, and we believe that this will continue for some months into the future as original customers are being replaced by the entrance of new customers. This changing composition of our customer base will impact our existing business as our newer customers become more and more reliant on the benefits of participation on our platform.

Trends impacting revenue, which are impacting SME traders, include supply chain disruption from COVID-19, reduced availability and increased premium rates for trade credit insurance, reduced liquidity and financial difficulties in the trade finance marketplace, reduced trading activity, and business suspensions and liquidations.

Factors Affecting Our Results of Operations

We believe the following key factors and market trends affected our results of operations for the periods presented and expect that such factors and trends may continue to affect our results of operations in the future.

Usage of the Kratos™ Platform

Kratos™ was developed to provide customers with an easy and efficient platform to address all aspects of the purchase, including trading, trade finance, insurance and logistics, making it a potentially captive environment for users. We believe that the captive nature of the Kratos™ platform will enable it to become quickly accepted by the marketplace and provide a significant competitive advantage compared to traditional market participants. As the Kratos™ platform becomes more accepted, we believe it will drive, possibly exponentially, Transaction Volume on Kratos™, which is the key driver of our revenue because it not only drives Transaction Fees it also primarily drives our Trade Finance Volume, which drives Trade Finance Fees.

Wide-spread market acceptance of Kratos™ and the continuing introduction of new modules and enhancement of existing modules, which are expected to create new revenue streams, also have the potential to drive significant increases in our revenues. On September 23, 2020, the Group announced the introduction of an Insurance module and on January 8, 2021 the Group announced the introduction of a Logistics module.  If usage of Kratos™ does not increase as quickly as we believe it will, it could adversely impact our revenue growth rates. Increased usage of the Kratos™ platform and its service offerings will be dependent in part on our ability to include functionality and usability that address customer requirements, and optimally price our products and services to meet customer demand and cover our costs.

Prices and the Volume of Products Sold

Our revenues and results of operations for any given period are driven by the Transaction Volume of products purchased and sold by Kratos™ users during the period on the platform’s Trade Discovery sub-module, because in addition to Transaction Fees we earn, this also primarily drives our Trade Finance Volume and the Trade Finance Fees we earn. While a decline in product prices will not lead to a loss for us, as the facilitator of trade transactions, any decrease in product prices, assuming no change in the quantity of the product transacted, would result in a proportional decrease to our platform fee. Furthermore, significant fluctuations in a product’s price could affect such consumption and trading volumes in general, which in turn could have a significant adverse effect on our results of operations. Product prices and the volumes produced and sold are influenced by many factors, including the supply and demand of, speculative activities by market participants, global political and economic conditions and related industry cycles and production costs in major producing countries. Prices may move in response to changes in production capacity in a particular market, for example as a new asset comes online or when a large producer experiences difficult operational issues or is impacted by a natural disaster or by international hostilities.

Availability of Financing Sources

Our ability to facilitate trade financing and earn fee revenue from our Trade Finance sub-module is entirely dependent on the willingness of lenders and traders using the Trade Finance sub-module to finance the transactions and provide trade credit. As a result, the availability of financing from lenders using the Trade Finance sub-module is a key driver of our overall business and results of operations. Some lenders are only willing to provide trade financing where credit insurance is available, so Trade Finance Volume is also linked to the cost and availability of credit insurance.

Through the IB Holdings acquisition (which is described below), the Group provides supply chain financing which consists of the financing of inventory and trade receivables.

Completion of the Business Combination

On July 29, 2020, the Company (formerly Netfin Holdco), Netfin Acquisition Corp., a Cayman Islands exempted company (“Netfin”), MVR Netfin LLC, a Nevada limited liability company, as the representative of Netfin as of such date and immediately prior to the closing of the Business Combination (as defined below), Netfin Merger Sub, a Cayman Islands exempted company and a wholly owned subsidiary of the Company (“Netfin Merger Sub”), Symphonia Strategic Opportunities Limited, a Mauritius private company limited by shares (“SSOL”), and IKON Strategic Holdings Fund, a Cayman Islands exempted company (together with SSOL, the “Sellers”), entered into a Business Combination Agreement, pursuant to which, among other things, (i) the Sellers agreed to sell to the Company all of issued and outstanding ordinary shares of Triterras Fintech Pte. Ltd. (“Fintech”) in exchange for an aggregate of $60,000,000 in cash, 51,622,419 Ordinary Shares of the Company, and up to an additional 15,000,000 Ordinary Shares of the Company (upon the Company meeting certain financial or share price thresholds); and (ii) Netfin Merger Sub agreed to merge with and into Netfin, with Netfin being the surviving corporation and a wholly owned direct subsidiary of the Company following the merger (the transactions described in subclauses (i) and (ii) above, collectively, the “Business Combination”). The Business Combination was consummated on November 10, 2020, and we have generated non-operating income in the form of interest income on cash and cash equivalents and other investments upon completion of the Business Combination in connection therewith. Since the completion of the Business Combination, we have incurred increased expenses as a result of being a public company (including, for legal, financial reporting, and compliance) and no longer have the benefit of accumulated tax losses from our formerly related parties. Our expenses have increased substantially since the closing of the Business Combination.

Pursuant to International Financial Reporting Standards (“IFRS”), the Business Combination was accounted for as the continuance of Fintech with recognition of the identifiable assets acquired and the liabilities assumed of Netfin at fair value. Operations prior to the Business Combination will be those of Fintech from an accounting point of view.

Read the Company’s Shell Company Report on Form 20-F filed by the Company with the U.S. Securities and Exchange Commission (“SEC”) November 16, 2020, for a further discussion of the Business Combination.

We believe that the following key factors will also affect our results of operations in the future.

Delisting of the Company’s Securities

On February 1, 2022, the Company received notice from Nasdaq Staff stating that the Nasdaq Hearings Panel (the “Panel”) had denied the Company’s appeal of the Staff’s determination to delist and suspend trading of the Company’s securities on Nasdaq. With the Panel’s decision having been rendered, trading in the ordinary shares of the Company, par value $0.0001 per share (“Ordinary Shares”) and the warrants issued by the Company, each of which entitle the holder thereof to purchase for $11.50 per share one Ordinary Share (subject to adjustment in accordance with the Warrant Agreement) (“Triterras Warrants”) on Nasdaq was suspended effective with the open of business on February 3, 2022.

The Company initially elected to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) within the applicable 15-day appeal period.  However, the Company withdrew the appeal, and instead, will focus on the relisting of the Ordinary Shares and the Triterras Warrants on Nasdaq as soon as practicable through the normal application process. The Company will work with external advisors to address the listing requirements of Nasdaq, including financial, liquidity and corporate governance standards. However, there can be no assurance that a market for the Company’s securities will develop. The Company is also contemplating listing of its Ordinary Shares and Triterras Warrants on the OTCQX marketplace as an interim measure while addressing the possible relisting with Nasdaq.

On March 14, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants by filing a Form 25 Notification of Removal From Listing with the SEC.

The delisting of the Company’s securities by Nasdaq may adversely influence a current or potential customer’s decision to use (or continue using) the Kratos™ platform which could have a negative impact on the Company’s results of operations and cash flows.

Recent Expansion of Kratos™’ Offering

We believe that the attractiveness of the Kratos platform is and will be the ability to bring together the entire trading and trade finance ecosystem of buyers, sellers, traders, financiers, insurers and logistics providers to facilitate trading and trade finance. We will need to continue to expand our product offerings.  Recent additions include Insurance and Logistic modules.

The Insurance module provides Kratos™’ traders access to initiate inquiries, get quotes and sign up for insurance coverage directly with leading insurers.

The Logistics module digitizes key information to enable shipbrokers, operators and shipowners to do business together with their trading partners, within the Kratos™ digital platform.  The module eliminates the redundancies of paper-and-mail based legacy systems and helps the counterparties to better manage their assets and maximize decision making. The Group does not currently plan to charge a fee for users that source logistics services on Kratos™ but believe the availability of logistics on Kratos™ will drive increased Transaction Volume and user growth.

Our Supply Chain Finance module expands Kratos™ beyond commodities focusing on the SME suppliers of large “anchor” buyers. The lender will provide immediate payment at the request of such suppliers who have otherwise offered deferred payment terms to the anchor buyer. We plan to charge suppliers that opt for supply chain finance a sourcing fee based on the amount financed.  Post our purchase of IB Holdings, our Supply Chain Finance Module is currently undergoing enhancements and a modernised version is planned to be offered from the third quarter of 2022.

Acquisition of all of the Outstanding Share Capital of IB Holdings LTD and Techfin Solutions FZCO.

On May 20, 2021, Fintech entered into a Share Purchase Agreement (the “Purchase Agreement”) to acquire all of the outstanding share capital of IB Holdings LTD (the “IB Holdings” or “Invoice Bazaar”), a privately-held United Arab Emirates-based supply chain finance company with operations in the United Arab Emirates and offices in Dubai and India, along with all of the share capital of Techfin Solutions FZCO (“Techfin”), a 99%-owned subsidiary of IB Holdings.

Pursuant to the Purchase Agreement, by and among Fintech and the individuals listed in Schedule 1 thereto as sellers (the “IB Sellers”), Fintech agreed to acquire all of the shares of IB Holdings and Techfin for (i) an initial cash payment of $4.0 million, (ii) deferred cash consideration of $2.0 million payable in two $1.0 million tranches upon the earlier of each of the first and second anniversary of the initial cash payment, or the achievement of cumulative revenue milestones and (iii) up to $2.0 million in earn-out consideration, subject to achievement of certain revenue milestones and continued service with IB Holdings of certain members of the IB Holdings’ founding team. The IB Sellers will be additionally entitled to receive a portion of the proceeds of any sale of e-commerce business by Fintech within 24 months of the closing of the Acquisition.

With Invoice Bazaar the Group provides an alternative form of financing on the Kratos™ platform which we believe will increase utilization and diversify our innovative offerings.

Investment into a Cayman Islands fund, Trade Credit Partners Ltd.

The Company subscribed to the shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets (“Trade Credit Partners”), for the sum of $15 million in August 2021 and subsequently in September 2021, subscribed a further $10 million into the said fund. The parties’ endeavor to execute transactions on Kratos™. The Company believes that this strategic investment is in line with its business strategy to evolve its business and will help attract new customers on the Kratos™ platform.

The level of investment in Trade Credit Partners has caused the Company to temporarily fall within the scope of the Investment Company Act of 1940, as amended (the “Investment Company Act”).  The Investment Company Act provides that inadvertent or transient investment companies will not be treated as investment companies subject to the provisions of the Investment Company Act, provided the issuer has the bona fide intent to be engaged in a non-investment business.  The Company intends to reduce its investment in Trade Credit Partners to a level where the Company will not be required to comply with the Investment Company Act. Read “Risk Factors” in the Company’s 2021 Form 20-F for a discussion of the triggering events leading to the Company becoming subject to the Investment Company Act and what action the Company intends to take so as not to become subject to the Investment Company Act.

On an ongoing basis, the Company will conduct periodic testing prior to our acquisition or investment of assets, to ensure that the Company will not be deemed to be primarily engaged in an investment company business.

Class-Action Lawsuit

On December 21, 2020, a class action complaint (under the caption Ferraiori v. Triterras, Inc., et al., Case No. 7:20-cv-10795) was filed in the United States District Court of the Southern District of New York (the “Court”) against the Company, Mr. Srinivas Koneru and Mr. Marat Rosenberg for alleged violations of U.S. federal securities laws. On July 1, 2021, an amended class action complaint was filed (under the caption Erlandson and Norris v. Triterras, Inc., et al., Case No. 7:20-cv-10795-CS) (the “Action”) against the Company, Mr. Srinivas Koneru, Mr. Marat Rosenberg, Netfin, Fintech, MVR Netfin LLC, Mr. Richard Maurer, Mr. Vadim Komissarov, Mr. Gerald Pascale, Mr. James H. Groh, Sr., Mr. Alvin Tan, Mr. John A. Galani, Mr. Matthew Richards, Ms. Vanessa Slowey and Mr. Kenneth Stratton. The amended class action complaint is based on alleged undisclosed facts and misrepresentations made by the above-named defendants from June 29, 2020 to January 14, 2021.

The complaint seeks unspecified damages, rescission or rescissory damages, attorneys’ fees and other costs and further relief as the court may find just and proper.

On February 4, 2022, counsel for plaintiffs in this action informed the Court that the parties had reached an agreement in principle to resolve the matter. The parties are currently in the process of negotiating a settlement agreement, and it is expected that plaintiffs’ counsel will file a motion for preliminary approval of the settlement. However, no assurance can be given that the parties will be able to negotiate and execute a settlement agreement acceptable to each of them. The Company has made a provision for litigation costs related to this matter.

Share Repurchases

On January 18, 2021, the Company announced a share repurchase program of up to $50.0 million of its ordinary shares and it commenced the program on February 12, 2021. On April 20, 2021, the Company completed its share repurchase program, having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000. The weighted average number of treasury shares for the six months ended August 31, 2021 was 4,316,861.

Business Segment

The Group operates a single operating segment, the trading platform business. The activities of the operating segment have similar economic characteristic. The internal financial information provided to the Group’s chief operating decision maker, the Group’s CEO, is of the trading platform business. The Group has concluded that the trading platform business is the Group’s only reportable operating segment.

We foresee that we will have a second reportable operating segment as a result of the acquisition of IB Holdings, the results of which are immaterial for the six months ended August 31, 2021.

Results of Operations

The results of operations presented below should be reviewed in conjunction with our financial statements and related notes in Exhibit 99.2. The following table sets forth our results of operations for the periods indicated:

	Six months ended August 31, 2021	Six months ended August 31, 2020
Revenue	$22,878,504	$23,692,234
Costs and expenses:
Cost of revenue	(1,343,505)	(2,582,339)
Marketing and sales	(953,108)	(1,554,348)
General and administrative	(14,063,733)	(2,259,696)
Impairment loss on trade receivables	(3,864,116)	—
Total costs and expenses	(20,224,462)	(6,396,383)
Results from operating activities	2,654,042	17,295,851
Other income	1,320	—
Change in fair value of warrant liabilities	25,317,732	—
Finance income	6,538	10
Finance cost	(58,732)	(70,367)
Net finance cost	(52,194)	(70,357)
Profit before income tax	27,920,900	17,225,494
Income tax expense	(643,940)	(3,017,443)
Profit for the period	27,276,960	14,208,051
Profit attributable to:
Owners of the Company	27,276,569	14,208,051
Non-controlling interests	391	—
	$27,276,960	$14,208,051
Earnings per share attributable to equity holders of the Company
- Basic and diluted	$0.35	$2.84

Revenue

The table below sets forth details of our revenue for the periods indicated.

	Six months ended August 31, 2021	Six months ended August 31, 2020	% increase
Platform service fees	$22,853,296	$23,680,379	-3.5%
License fees	10,979	11,855	-7.4%
Interest income	14,229	-	not applicable
Total revenue	$22,878,504	$23,692,234

Our revenue is primarily derived from platform service fees from both the “Trade Discovery” sub-module and the “Trade Finance” sub-module of the Kratos™ platform, as well as revenue from license fees and interest income. Interest income relates to trade receivable and inventory financing from an Invoice Bazaar service offering.

Our revenue decreased by approximately $0.8 million, or 3.4%, to $22.9 million for the six months ended August 31, 2021 compared to $23.7 million for the corresponding period last year. Please read below for a discussion of the factors affecting the Group’s revenue. Invoice Bazaar did not have a material impact on the Group’s revenue for the six months ended August 31, 2021.

Impacting the amount of revenue recognized for the six months ended August 31, 2021 compared to the corresponding period last year was a decrease of approximately $0.9 billion, or 18.8% in total transaction volume to $4.0 billion compared to $5.0 billion for the corresponding period last year.  The decrease in transaction volume was primarily due to the impact the COVID-19 pandemic had on our customers as discussed above.

Platform service fees decreased by $0.8 million, or 3.5%, to $22.9 million for the six months ended August 31, 2021 compared to $23.7 million for the corresponding period last year.  Offsetting the impact on revenue from the decrease in Total Transaction Volume was an increase in Average Transaction Fee to 0.57% for the six months ended August 31, 2021 compared to 0.48% for the corresponding period last year.  The increase in Average Transaction Fee was primarily related to an increase in the Financing Ratio to 36.4 % for the six months ended August 31, 2021 compared to 21.4% for the corresponding period last year, as more customers using the Trade Discovery sub-module sought financing via our Trade Finance sub-module.

For the six months ended August 31, 2020, revenue generated from services provided to related parties, namely Antanium Resources (previously known as Rhodium) and its subsidiaries was $3.7 million. Since the fourth quarter of the fiscal year ended February 28, 2021, there have been no further transactions entered into on the Kratos™ platform by Antanium Resources and there are no due/to from balances with Antanium Resources.

Cost of Revenue

Cost of revenue consists primarily of expenses associated with delivery of the Kratos™ platform and services. These include expenses related to operation of the Kratos™ platform, cloud management service fees and bandwidth costs. Our cost of revenue decreased by $1.2 million or 48% to $1.3 million for the six months ended August 31, 2021 compared to $2.6 million for the six months ended August 31, 2020. Driving the decrease in costs was a reduction in operating costs of the Kratos™ platform offset by an increase in cloud management services costs. Invoice Bazaar did not have a material impact on the Group’s cost of revenue for the six months ended August 31, 2021.

Marketing and Sales

Marketing and sales expenses include the engagement of consultants to support our marketing, sales and business development efforts and commission fees paid in relation to the referral of customers. The commission fees relate to an agreement with an external party to pay commission fees for every successful customer referral upon signing of the subscription agreement of 3 years. These costs are capitalized as they are directly attributable to obtaining a customer’s contract. The contract costs are amortized over the subscription period of 3 years.

Our marketing and sales expenses decreased by $0.6 million or 38.7% to $0.9 million for the six months ended August 31, 2021 compared to $1.6 million for the six months ended August 31, 2020. The decrease in marketing and sales expenses primarily relates to a reduction in consulting expenses offset in part by an increase in marketing and promotional expenditures. Invoice Bazaar did not have a material impact on the Group’s marketing and sales expenses for the six months ended August 31, 2021.

General and Administrative

General and administrative expenses primarily consist of (i) staff costs (including salaries, benefits and related items), (ii) legal fees (primarily litigation related activities), (iii) management fees (which relate to staff costs, accounting and administrative support services and office space recharges from the intermediate holding company), (iv) professional fees (including fees for lawyers and auditors), (v) consultancy fees, (vi) director and committee fees and (vii) depreciation of right-of-use assets.

Our general and administrative expenses increased by $11.8 million, or 522.4%, to $14.1 million for the six months ended August 31, 2021 compared to $2.3 million for the six months ended August 31, 2020.  Please read below for a discussion of the factors affecting the Group’s general and administrative expenses.  Invoice Bazaar did not have a material impact on the Group’s general and administrative expenses for the six months ended August 31, 2021.

•

Staff costs increased by approximately $5.5 million to $5.8 million for the six months ended August 31, 2021 compared to $0.2 million for the six months ended August 31, 2020.  The increase was primarily due to additional staff hires to support the Group’s growth along with reporting and compliance activities associated with being a public company. Personnel related to staff costs previously included in management fee (see below) for the six months ended August 31, 2020 are included in staff costs for the six months ended August 31, 2021.

•

Management fees for the six months ended August 31, 2021 were zero compared to $1.6 million for the six months ended August 31, 2020. Management fees relate to staff costs, accounting and administrative support services and office space recharges from related parties. The key management personnel were transferred to Triterras subsequent to the Business Combination.

•

Legal fees were $5.2 million for the six months ended August 31, 2021 compared to zero for the six months ended August 31, 2020. Legal fees are primarily related to litigation related activities and the independent investigation conducted by the Audit Committee of the Board of Directors.

•

Professional fees increased by $0.1 million to $0.3 million for the six months ended August 31, 2021 compared to $0.2 million for the six months ended August 31, 2020. The increase was primarily due to compliance related activities.

•

Consultancy fees increased by $1.4 million to $1.6 million for the six months ended August 31, 2021 compared to $0.2 million for the six months ended August 31, 2020.  The increase was primarily related to investor relations, general business litigation, the independent investigation and compliance support to address procedures and processes applicable to public companies.

•	Director and committee fess were $0.6 million for the six months ended August 31, 2021 compared to zero for the six months ended August 31, 2020.
•	Depreciation of right-of-use assets was $0.3 million for the six months ended August 31, 2021 compared to $13,802 for the six months ended August 31, 2020.

The increase in general and administrative expenses are primarily attributable to activities associated with operating as a public company (including implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies), on-going general corporate, regulatory and legal compliance requirements and the retention of external advisors in connection with the independent investigation, and the class action lawsuit.  The Company will continue to incur additional expenses as it takes steps to relist its securities on a public exchange, defend the class action lawsuit and complete the independent investigation.

On October 28, 2021, the Company issued a press release announcing the completion of the independent investigation where the Company’s Audit Committee concluded that the allegations contained in the short report lack either factual support or material basis.

Impairment Loss on Trade Receivables

Impairment loss on trade receivables consists of impairments of past due receivables for services provided by the Kratos™ platform, which are invoiced to users on a monthly basis and are generally payable in 120 days. We recognized an impairment loss on trade receivables of $3.9 million for the six months ended August 31, 2021, based on our expected credit losses on $40.7 million in total gross carrying amount of trade receivables as of August 31, 2021. There were no impairment losses on trade receivables for the six months ended August 31, 2020.

Net Finance Cost

Finance costs consist of interest expenses on borrowings and bank charges. We do not have any long-term indebtedness. Finance income consists of foreign exchange gains. Net finance cost decreased by $18,163 or 25.8% to

$52,194 for the six months ended August 31, 2021 compared to net finance costs of $70,357 for the six months ended August 31, 2020.

Income Tax Expense

Our income tax expense decreased by $2.4 million or 78.7% to $0.6 million for the six months ended August 31, 2021, compared to $3.0 million for the six months ended August 31, 2020.  The change in income tax expense is primarily related to the utilization of capital allowances of acquired intangible assets for development of the Kratos™ platform.

Change in Fair Value of Warrant Liabilities

Outstanding warrant liabilities are remeasured to an updated fair value at each reporting period with changes in fair value recorded to “warrant liabilities” in the interim condensed consolidated statements of financial position and to “change in fair value of warrant liabilities” in the interim condensed consolidated statement of comprehensive income. See “Note 14 – Warrant Liabilities” in the notes to our unaudited financial statements included in Exhibit 99.2 of this Form 6-K for a description of how the fair value of warrants are determined. We expect to incur incremental income (expense) for the fair value adjustments until warrants are either exercised or expire. At August 31, 2021 the fair value adjustment resulted in $25.3 million of income.

Triterras Public Warrants and Private Warrants as of August 31, 2021 were valued using Level 1 and Level 2 Inputs, respectively. As a result of the delisting of the Company’s securities by Nasdaq, valuations of the Triterras Warrants, after the date of the delisting, will be valued using Level 3 inputs until such time that there is an observable market quote for the Triterras Warrants.

Non-IFRS Financial Measures

We use certain measures derived from financial data but not presented in our financial statements prepared in accordance with IFRS, primarily Adjusted EBITDA*. Non-IFRS financial measures in this operating and financial review are indicated by “*”. We calculate Adjusted EBITDA* by adding net finance costs, tax expense, warrant liabilities, depreciation and amortization expense to our profit for the period. Adjusted EBITDA* is not a measurement of financial performance or liquidity under IFRS and should not be considered as an alternative to profit for the period, operating income or any other performance measures derived in accordance with IFRS or an alternative to cash flows from operating activities as a measure of liquidity. Our presentation of Adjusted EBITDA* may not be comparable to similarly titled measures presented by other companies. We use Adjusted EBITDA* and related measures to facilitate company-to-company and period-to-period comparisons and reflect our core performance, because it excludes the effects of income tax expense, net finance costs, warrant liabilities, depreciation and amortization. Our management also believes that Adjusted EBITDA* and related measures are used by investors, analysts and other interested parties as measures of financial performance.

Adjusted EBITDA* is reconciled to profit for the period, its most closely comparable IFRS measure, in the table below for the periods indicated:

	Six months ended August 31, 2021	Six months ended August 31, 2020
Profit for the period	$27,276,960	$14,208,051
Depreciation	262,808	13,802
Amortisation of intangible assets	539,825	15,059
Amortisation of contract costs	638,555	584,722
Net finance costs	52,194	70,357
Change in fair value of warrant liabilities	(25,317,732)	—
Income tax expense	643,940	3,017,443
Adjusted EBITDA*	$4,096,550	$17,909,434

Our Adjusted EBITDA* decreased by $13.8 million or 77.1% to $4.1 million for the six months ended August 31, 2021 compared to $17.9 million for the six months ended August 31, 2020. The decrease in Adjusted EBITDA* was primarily due to an increase in general and administrative expenses as described above and a $3.9 million impairment loss on trade receivables.

Liquidity and Capital Resources

We monitor our liquidity risk and maintain a level of cash and cash equivalents, deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. We consider cash from operating activities as the principal source of cash generation for our businesses. As of the date of this filling, we believe that our cash from operations is sufficient to fund ongoing operations, including development costs for the Kratos™ platform, and other capital expenditure for at least the next 12 months.

As of August 31, 2021 and August 31, 2020 we had cash and cash equivalents of $99.4 million and $5.9 million, respectively. The Group’s cash balances are substantially held in U.S. Dollars.  As of August 31, 2021, our “trade receivables – from external customers” were $36.9 million. Trade and other receivables are generally payable an average of 120 days following invoice generation (prior to May 2021 our payment terms were generally 90 days).  Of the gross trade receivables outstanding as of August 31, 2021, 54.3% are outstanding as of the date of this Form 6-K.  During the six-months ended August 31, 2021 the Group recorded an impairment loss on trade receivables of $3.9 million.  There were no impairment losses on trade receivables recorded during the six-months ended August 31, 2020. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers because of COVID-19.

Cash Flows

The following table sets forth our cash flows for the periods indicated:

	Six months ended August 31, 2021	Six months ended August 31, 2020
Cash (used in) provided by operating activities	$(10,601,422)	$13,197,827
Cash used in investing activities	(23,906,394)	(7,459,003)
Cash used in financing activities	(35,790,920)	(14,629)
Net (decrease) increase in cash and equivalents	(70,298,736)	5,724,195
Cash and equivalents at beginning of period	134,025,561	165,298
Restricted cash at beginning of period	35,686,643	—
Cash and equivalents at end of period	$99,413,468	$5,889,493

Operating Activities

Net cash provided by operating activities consists primarily of net income adjusted for noncash items, changes in working capital and income tax expense. The timing between the conversion of our trade receivables into cash from our customers and distributions to our employees and vendors are the primary drivers of changes to our working capital.

Net cash from operating activities decreased by $23.8 million to a $10.6 million use of cash flows for the six months ended August 31, 2021 compared to $13.2 million provided by operating activities for the six months ended August 31, 2020. The decrease in net cash provided by operating activities is primarily due to a $9.9 million decrease in net income after adjusting for non-cash items, and a $16.8 million increase in the use of cash related to trade receivables. These decreases in operating cash flows were offset in part from a change in contract assets of $5.4 million for the six months ended August 31, 2020 to zero for the six months ended August 31, 2021. We have had, and continue to experience, delays in collection of receivables which is in large part due to liquidity issues faced by our customers because of COVID-19.

Investing Activities

Net cash used in investing activities is related to development of our Kratos™ platform, business acquisitions, acquisitions of plant and equipment and other investments.

Net cash used in investing activities increased by $16.4 million to $23.9 million for the six months ended August 31, 2021, compared to $7.5 million for the six months ended August 31, 2020. The increase in net cash used in investing activities is primarily related to a $15.0 million subscription to shares of Trade Credit Partners and $3.8 million, net of cash acquired, for IB Holdings. These increases in cash used in investing activities were offset in part by a reduction in development costs of the Kratos™ platform of $2.6 million.

The Group made a further $10 million payment in September 2021 to subscribe to additional shares in Trade Credit Partners. Read Factors Affecting Our Results of Operations above for a further explanation of the Group’s investment in Trade Credit Partners. Read Factors Affecting Our Results of Operations above along with the Notes to The Interim Condensed Consolidated Financial Statements in Exhibit 99.2 for a further explanation of the Group’s investment in IB Holdings.

Financing Activities

Net cash used for financing activities was $35.8 million for the six months ended August 31, 2021 compared to $14,629 for the six months ended August 31, 2020. Cash used for financing activities was primarily related to $35.6 million used for the repurchase of shares of the Company’s common stock through the Company’s share buyback program.  The Company completed its share buyback program on April 20, 2021 having spent a total of $49.9 million repurchasing 6,671,788 of its ordinary shares and incurring commission fees of $133,000.

Capital Expenditures

Over the next 12 months we expect to spend $15 million of which $10 million will be used to subscribe to additional shares in Trade Credit Partners and $5 million for additional development of the Kratos™ platform, most of which will be funded from cash and cash equivalents.

While we have no other capital expenditures planned for the next two years, we are an opportunistic organization and any opportunities that arise for accretive acquisitions of existing offline businesses in the commodity trading ecosystem, whose customer base could increase the growth of Kratos™, or certain technology offerings such as artificial intelligence, analytics and dashboard reporting, credit scoring and rating solutions and payment processing solutions, which would allow for additional features to be added to Kratos™, might be considered.

Contractual Obligations

On November 10, 2021, the Group extended its office lease in Singapore for another three years.  With the acquisition of IB Holdings on May 20, 2021, the Group now leases office space in Dubai and during the fiscal year ended February 28, 2022 the Group entered into a lease for an office in the UK, which we are in the process of subleasing.

Off Balance Sheet Arrangements

None.

Quantitative and Qualitative Disclosures about Market Risk

Credit Risk

Credit risk is the risk of financial loss to us if a counterparty to a financial instrument fails to meet its contractual obligations. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the statement of financial position.

Liquidity Risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures as well as by ensuring that we have sufficient availability under trade financing facilities and receivables purchase agreements to meet our customers’ needs. When necessary, we will turn to other financial institutions to obtain short-term funding to cover any liquidity shortage. We monitor our liquidity risk and maintain a level of cash and cash equivalents deemed adequate by management to finance our operations and to mitigate the effects of fluctuations in cash flows. As noted above, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants on March 14, 2022. The delisting will likely affect the liquidity of such securities and could inhibit or restrict our ability to raise additional financing, among other things.

Exchange Rate Risk

Our exposure to foreign currency risk is insignificant, as our income and expenses, assets and liabilities are substantially denominated in United States dollars (“USD”). The exposure is monitored on an ongoing basis and we endeavor to keep the net exposure limited.

Interest Rate Risk

At August 31, 2021, we did not have any significant exposure to interest rate risk as we have no material loans or borrowings and cash and cash equivalents are earning insignificant finance income.

Commodity Price Risk

We do not have any significant exposure to commodity price risk, as the Kratos™ platform facilitates commodity trades and we do not enter into any trades as principal.

Subsequent Events

In September 2021 the Group subscribed to an additional $10 million in shares in Trade Credit Partners Ltd., a Cayman Islands exempted fund that exclusively invests in and manages trade finance assets generated from commodities trades.  As of the date of this filing, our investment remains at $25 million.

On September 21, 2021, the Group incorporated an entity, TR Receivables SPV Limited, and subscribed for 1,000 ordinary shares for $1,000 in the aggregate.

On October 28, 2021, the Company issued a press release announcing the completion of the independent investigation where the Company’s Audit Committee concluded that the allegations contained in the short report lack either factual support or material basis.

On November 2, 2021, the Group incorporated an entity, Triterras Fintech Swiss AG, and subscribed for 1,000 ordinary shares for CHF100,000 in the aggregate.

On November 10, 2021, the Group extended its office lease in Singapore for another three years.

On March 14, 2022, Nasdaq delisted the Company’s Ordinary Shares and Triterras Warrants by filing a Form 25 Notification of Removal From Listing with the SEC.  See “Explanatory Note—Additional Information Regarding Delisting of the Company’s Securities” in the 2021 Form 20-F for additional details regarding Nasdaq’s delisting of the Company’s securities.